UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CG Oncology, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

156944100

(CUSIP Number)

January 29, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156944100

13G

1.	NAMES OF REPORTING PERSONS Longitude Capital Partners IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,190,476 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,190,476 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,190,476 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by LVPIV (as defined in Item 2(a) below). LCPIV (as defined in Item 2(a) below) is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these shares. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these shares.

(2)

Based on 66,482,511 shares of Common Stock (as defined in Item 2(d) below) outstanding, as disclosed by the Issuer (as defined in Item 1(a) below) in its final prospectus dated January 24, 2024 and filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2024 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Prospectus”).

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13G

1.	NAMES OF REPORTING PERSONS Longitude Venture Partners IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,190,476 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,190,476 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,190,476 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these shares. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these shares.

(2)	Based on 66,482,511 shares of Common Stock outstanding, as disclosed by the Issuer in its Prospectus.

CUSIP No. 156944100

13G

1.	NAMES OF REPORTING PERSONS Longitude Prime Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,471,805 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,471,805 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,471,805 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by LPF (as defined in Item 2(a) below). LPP (as defined in Item 2(a) below) is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to these shares. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these shares.

(2)	Based on 66,482,511 shares of Common Stock outstanding, as disclosed by the Issuer in its Prospectus.

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13G

1.	NAMES OF REPORTING PERSONS Longitude Prime Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,471,805 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,471,805 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,471,805 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by LPF. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to these shares. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these shares.

(2)	Based on 66,482,511 shares of Common Stock outstanding, as disclosed by the Issuer in its Prospectus.

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13G

1.	NAMES OF REPORTING PERSONS Patrick G. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,662,281 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,662,281 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,662,281 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by LVPIV and LPF. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to the shares held by LVPIV. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the shares held by LPF. Mr. Enright is a managing member of each of LCPIV and LPP and may be deemed to share voting, investment and dispositive power with respect to these shares.

(2)	Based on 66,482,511 shares of Common Stock outstanding, as disclosed by the Issuer in its Prospectus.

CUSIP No. 156944100

13G

1.	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,662,281 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,662,281 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,662,281 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by LVPIV and LPF. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to the shares held by LVPIV. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the shares held by LPF. Ms. Bakker is a managing member of each of LCPIV and LPP and may be deemed to share voting, investment and dispositive power with respect to these shares.

(2)	Based on 66,482,511 shares of Common Stock outstanding, as disclosed by the Issuer in its Prospectus.

CUSIP No. 156944100

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Item 1(a).	Name of Issuer:

CG Oncology, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 Spectrum Center Drive, Suite 2040

Irvine, CA 92618

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Longitude Capital Partners IV, LLC (“LCPIV”), Longitude Venture Partners IV, L.P. (“LVPIV”), Longitude Prime Partners, LLC (“LPP”) and Longitude Prime Fund, L.P. (“LPF” and together with LCPIV, LVPIV and LPP, the “Reporting Entities”) and Patrick G. Enright and Juliet Tammenoms Bakker (together, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 2740 Sand Hill Road, 2nd Floor, Menlo Park, CA 94025.

Item 2(c).	Citizenship:

Each of LCPIV and LPP is a limited liability company organized under the laws of the State of Delaware. Each of LVPIV and LPF is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

156944100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.

LVPIV is the record owner of 3,190,476 shares of Common Stock (the “LVPIV Shares”). As general partner of LVPIV, LCPIV may be deemed to beneficially own the LVPIV Shares. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIV and may be deemed to share voting, investment and dispositive power with respect to the LVPIV Shares.

LPF is the record owner of 1,471,805 shares of Common Stock (the “LPF Shares”). As general partner of LPF, LPP may be deemed to beneficially own the LPF Shares. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LPP and may be deemed to share voting, investment and dispositive power with respect to the LPF Shares.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of LVPIV and LPF and the limited liability company agreement of each of LCPIV and LPP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 156944100

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2024

LONGITUDE CAPITAL PARTNERS IV, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira
Its:	Authorized Signatory

LONGITUDE VENTURE PARTNERS IV, L.P.

By:	Longitude Capital Partners IV, LLC
Its:	General Partner
By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira
Its:	Authorized Signatory

LONGITUDE PRIME PARTNERS, LLC
By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira
Its:	Authorized Signatory

LONGITUDE PRIME FUND, L.P.

By:	Longitude Prime Partners, LLC
Its:	General Partner
By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira
Its:	Authorized Signatory

/s/ Cristiana Blauth Oliveira, as attorney-in-fact for
Patrick G. Enright
Patrick G. Enright

/s/ Cristiana Blauth Oliveira, as attorney-in-fact for
Juliet Tammenoms Bakker
Juliet Tammenoms Bakker